

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2017

Owen Dukes
Chief Executive Officer
SPO Global, Inc.
800 W. Cummings Park, Suite 2000
Woburn, MA 01801

>   **Re: SPO Global, Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed April 6, 2017**
>   **File No. 024-10663**

Dear Mr. Dukes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2017 letter.

General

1.   You state in your response to prior comment 1 that the designation in the Form 15 filed August 14, 2015 indicating the suspension of your duty to file reports under Exchange Act Section 15(d) was made in error. Please tell us whether you intend to file a correction to the Form 15 that indicates your intention to terminate your obligations under Section 12(g) of the Exchange Act.

Cover Page

2.   Your new disclosure in response to prior comment 3 indicates that your proposed offering is between 5 billion shares at a price of $0.0001 per share and 25 million shares at a price of $0.02 per share. We also note that Part I of your filing indicates that you are offering 2.5 billion shares. It is unclear how many shares you are offering and how this proposed range structure is consistent with the provisions of Regulation A. Please

provide us with a detailed legal analysis as to how your proposed variable price and volume structure complies with Rule 251(d)(3)(ii) and Rule 253(b)(4) of Regulation A. As part of your response, explain whether you intend to determine a fixed price and volume prior to qualification.

Summary

The Offering, page 5

3. Please further revise the number of shares outstanding in accordance with our prior comment 4. The financial statements disclose that there were 1,519,795,399 shares of common stock issued and outstanding as of December 31, 2016, which is inconsistent with your revised disclosure elsewhere in the offering circular.

4. We note your response to prior comment 5 but the Securities Purchase Agreement with Blackbridge does not appear to be an indication of interest. Refer to Rule 255 of Regulation A. In this regard, we note that upon execution of the Agreement, Blackbridge was paid a commitment fee in the form of a note and restricted shares of common stock in exchange for the potential purchase of shares to be qualified in this offering. Notwithstanding the lack of obligation by Blackbridge to purchase any securities, it appears that Blackbridge is acting as an underwriter based on the terms of the Agreement. Please advise or revise your filing to identify Blackbridge as an underwriter.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3423 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: William R. Eilers, Esq.
Eilers Law Group, P.A.